UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2018

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2018

Guadalajara, Jalisco, Mexico, April 26, 2018 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the quarter ended March 31, 2018. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 1Q18 vs. 1Q17

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 291.8 million, or 10.4%. Total revenues increased by Ps. 240.0 million, or 7.6%.

•	Cost of services increased by Ps. 33.8 million, or 7.0%.

•	Operating income increased by Ps. 209.1 million, or 12.8%.

•	EBITDA increased by Ps. 236.2 million, or 11.8%. EBITDA margin (excluding the effects of IFRIC 12) increased from 70.7% in 1Q17 to 71.7% in 1Q18.

•	Net income and comprehensive income increased by Ps. 52.8 million, or 5.1%.

Operating Results

During 1Q18, total terminal passengers in the Company’s 13 airports increased by 1,288.1 thousand passengers, or 12.9%, compared to 1Q17. Over the same period, domestic passenger traffic increased by 857.6 thousand passengers, while international passenger traffic increased by 430.5 thousand passengers.

In the traffic tables below, we have reflected the users of the Cross Border Xpress (CBX) under the international passenger numbers for the Tijuana airport as well as for the Company’s accumulated results.

During 1Q18, the following routes opened:

Domestic Routes:

International Routes:

.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

CBX (in thousands):

Consolidated Results for the First Quarter of 2018 (in thousands of pesos):

1Q17	1Q18	Change
Revenues			
Aeronautical services	2,084,906	2,360,500	13.2%
Non-aeronautical services	732,919	749,140	2.2%
Improvements to concession assets (IFRIC 12)	349,929	298,090	(14.8%)
Total revenues	**3,167,753**	**3,407,730**	**7.6%**
Operating costs			
Costs of services:	483,804	517,624	7.0%
Employee costs	149,282	171,950	15.2%
Maintenance	100,284	108,789	8.5%
Safety, security & insurance	76,948	87,963	14.3%
Utilities	60,559	59,773	(1.3%)
Other operating expenses	96,732	89,149	(7.8%)
Technical assistance fees	90,478	102,747	13.6%
Concession taxes	245,648	261,115	6.3%
Depreciation and amortization	357,221	384,368	7.6%
Cost of improvements to concession assets (IFRIC 12)	349,929	298,090	(14.8%)
Other expenses (income)	4,355	(1,599)	(136.7%)
Total operating costs	**1,531,437**	**1,562,345**	**2.0%**
Income from operations	**1,636,317**	**1,845,385**	**12.8%**
Financial Result	196,689	49,563	(74.8%)
Share of profit (loss) of associates	(974)	236	124.2%
Income before income taxes	**1,832,034**	**1,895,184**	**3.4%**
Income taxes	(281,530)	(465,703)	65.4%
Net income	**1,550,504**	**1,429,481**	**(7.8%)**
Currency translation effect	(505,855)	(332,365)	(34.3%)
Remeasurements of employee benefit – net income tax	209	529	153.1%
Comprehensive income	**1,044,858**	**1,097,645**	**5.1%**
Non-controlling interest	35,352	16,659	52.9%
Comprehensive income attributable to controlling interest	**1,080,211**	**1,114,304**	**3.2%**

	1Q17	1Q18	Change
EBITDA	1,993,538	2,229,752	11.8%
Comprehensive income	1,044,858	1,097,645	5.1%
Comprehensive income per share (pesos)	1.8625	1.9566	5.1%
Comprehensive income per ADS (US dollars)	1.0252	1.0770	5.1%
Operating income margin	51.7%	54.2%	4.7%
Operating income margin (excluding IFRIC 12)	58.1%	59.3%	2.2%
EBITDA margin	62.9%	65.4%	4.0%
EBITDA margin (excluding IFRIC 12)	70.7%	71.7%	1.4%
Costs of services and improvements / total revenues	26.3%	23.9%	(9.1%)
Cost of services / total revenues (excluding IFRIC 12)	17.2%	16.6%	(3.1%)

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.1676 per U.S. dollar (the noon buying rate on March 30, 2018, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 18.7590 per U.S. dollar for the three months ended March 31, 2018 was used.

Revenues (1Q18 vs 1Q17)

•	Aeronautical services revenues increased by Ps. 275.6 million, or 13.2%.
•	Non-aeronautical services revenues increased by Ps. 16.2 million, or 2.2%.
•	Revenues from improvements to concession assets decreased by Ps. 51.8 million, or 14.8%.
•	Total revenues increased by Ps. 240.0 million, or 7.6%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 276.9 million, or 16.2% compared to 1Q17, generated mainly by the 13.6% increase in passenger traffic, as well as higher passenger fees as a result of inflation.

ii.	Revenues from the Montego Bay airport declined by Ps. 1.3 million, or 0.3%, compared to 1Q17, mainly due to the 8.0% appreciation of the Mexican peso in 1Q18 against the U.S. dollar, from an average exchange rate of Ps. 20.3881 in 1Q17 to an average exchange rate of Ps. 18.7590 in 1Q18. Despite the overall decline in revenues, dollar revenues generated in the Montego Bay airport rose by 8.3%, mainly due to a 6.7% passenger traffic increase, as well as the adjustment to passenger tariffs in line with inflation.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 19.1 million, or 3.2%, mainly driven by an increase in revenues from businesses operated directly by the Company of Ps. 16.8 million, while revenues from businesses operated by third parties increased by Ps. 8.1 million. This increase was offset by the decrease in recovery of costs of Ps. 5.8 million.

Revenues in dollars from food and beverages, retail operations, duty-free stores and time share spaces rose by a combined 3.1%. However, upon conversion to pesos, these revenues declined by Ps. 7.1 million, or 3.0%, as a result of the 8.0% appreciation of the average peso exchange rate versus the U.S. dollar during the quarter. Other commercial revenues declined by Ps. 7.4 million, or 30.2%, as a result of the Tijuana airport reached in December 2017, the limit of passengers established in the collaboration agreement with the CBX operator, for the recovery of commercial revenue losses in connection with the operation of the cross-border bridge. As a result, beginning in January 2018, the Company stopped receiving this revenue, which represented Ps. 10.7 million in 1Q17. It is important to mention that the agreement with the CBX operator will remain in force.

ii.	The Montego Bay airport reported a decline in revenues of Ps. 2.9 million, or 2.1% in 1Q18, compared to 1Q17, driven mainly by the 8.0% peso appreciation against the U.S. dollar during the quarter. Despite this decline, dollar revenues from the Montego Bay airport rose by 6.4%.

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) decreased by Ps. 51.8 million, or 14.8%, compared to 1Q17, mainly due to a 33.2% decline in the committed investment under the Master Development Program in the Mexican Airports for 2018, resulting in a decrease of Ps. 116.1 million in 1Q18. This effect was offset by an increase in improvements to concession assets at the Montego Bay airport of Ps. 64.3 million compared to 1Q17.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs during 1Q18 increased by Ps. 30.9 million, or 2.0% compared to 1Q17, and comprised the following:

-	Operating Costs at the Mexican airports declined by Ps. 20.6 million, or 1.7%, mainly due to a decline in cost of improvements to concession assets (IFRIC 12) of Ps. 116.1 million, or 33.2%. This decline was offset by an increase in cost of services for Ps. 41.7 million, or 11.1%, an increase in depreciation and amortization for Ps. 32.7 million, or 12.3%, and the increase in costs to concession taxes of Ps. 14.8 million or 12.9%.

-	Operating costs at the Montego Bay airport increased by Ps. 51.5 million, or 15.5% compared to 1Q17, mainly due to an increase in improvements to concession assets (IFRIC 12) of Ps. 64.3 million, which was offset by a decline in cost of services of Ps. 7.9 million, or 7.2%, and a decrease in depreciation and amortization costs of Ps. 5.6 million, or 6.0%. These declines were mainly driven by the 8.0% appreciation of the peso against the U.S. dollar, from an average exchange rate of Ps. 20.3881 in 1Q17 to Ps. 18.7590 in 1Q18, despite a 5.4% increase of operating expenses in dollars.

Operating margin for 1Q18 increased by 260 basis points, from 51.7% in 1Q17 to 54.2% in 1Q18. Excluding the effects of IFRIC 12, operating margin increased by 120 basis points from 58.1% in 1Q17 to 59.3% in 1Q18. Operating income increased by Ps. 209.1 million, or 12.8%, compared to 1Q17.

EBITDA margin increased by 250 basis points, from 62.9% in 1Q17 to 65.4% in 1Q18. The EBITDA margin, excluding the effects of IFRIC 12, increased by 100 basis points, from 70.7% in 1Q17 to 71.7% in 1Q18. The nominal value of EBITDA increased by Ps. 236.2 million, or 11.8%.

Financial result decreased by Ps. 147.7 million, from a net gain of Ps. 196.7 million in 1Q17 to a net gain of Ps. 49.6 million in 1Q18. This amount mainly includes:

-	The foreign exchange gain decreased from Ps. 252.9 million in 1Q17 to Ps. 154.7 million in 1Q18 due to a 9.0% appreciation of the Mexican peso against the U.S. dollar in 1Q17 compared to an appreciation of 7.0% in 1Q18, generating a decrease in foreign exchange gain of Ps. 98.2 million. This effect was offset by a decrease in net foreign exchange loss due to the currency translation effect of Ps. 173.5 million in comprehensive income, compared with 1Q17.

-	In 1Q18, interest expenses increased by Ps. 134.3 million compared to 1Q17, mainly due to an increase in debt derived from the issuance of long-term bonds for Ps. 3.8 billion in April and November 2017, as well as an increase in interest rates.

-	Interest income increased by Ps. 85.4 million, due mainly to increases in both the Company’s treasury and in interest rates.

Comprehensive income in 1Q18 increased by Ps. 52.8 million, or 5.1%, compared to 1Q17.

Income before income taxes increased by Ps. 63.1 million, or 3.4%. Income taxes increased by Ps. 184.2 million due to a decline in the benefit from deferred income tax of Ps. 217.7 million. This result was mainly due to lower inflation, which fell from 2.92% in 1Q17 to 1.24% in 1Q18, as well as an increase in current tax of Ps. 33.5 million. The exchange rate loss due to the currency translation effects declined by Ps. 173.5 million, or 34.3%.

Statement of Financial Position

Total assets as of March 31, 2018 increased by Ps. 3,348.7 million compared to 1Q17, primarily due to the following items: i) cash and cash equivalents of Ps. 2,532.8 million, ii) improvements to concession assets of Ps. 1,034.5 million, iii) accounts receivable of Ps. 238.1 million, and iv) machinery, equipment and improvements in leased buildings of Ps. 82.5 million. This was offset by decreases in airport concessions for Ps. 544.6 million.

Total liabilities as of March 31, 2018 increased by Ps. 3,623.7 million compared to March 31, 2017. This increase was primarily due to: i) bond issuances for Ps. 3.8 billion and ii) deposits received from clients for Ps. 96.1 million. These increases were offset by the decrease in bank loans of Ps. 267.9 million, among other factors.

Recent Events

In accordance with the management changes announced in a press release issued on February 22, 2018, Mr. Raúl Revuelta Musalem assumes the position of Chief Executive Officer effective April 26, 2018.

Changes to Accounting Policies

The following new accounting standards will go into effect in the coming periods:

Accounting Standard
NIIF 9, Financial Instruments
NIIF 15, Revenue from Contracts with Customers
NIIF 16, Leases

During 1Q18, the Company concluded the implementation of these standards, which did not have a significant impact in the Company’s consolidated financial statements.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	1Q17	1Q18	Change
Guadalajara			
Aeronautical services	550,499	647,127	17.6%
Non-aeronautical services	159,543	178,967	12.2%
Improvements to concession assets (IFRIC 12)	95,306	43,372	(54.5%)
Total Revenues	**805,347**	**869,465**	**8.0%**
Operating income	468,726	558,978	19.3%
EBITDA	**539,248**	**638,213**	**18.4%**
Tijuana			
Aeronautical services	247,163	296,848	20.1%
Non-aeronautical services	75,475	72,887	(3.4%)
Improvements to concession assets (IFRIC 12)	66,784	49,172	(26.4%)
Total Revenues	**389,421**	**418,907**	**7.6%**
Operating income	191,938	227,644	18.6%
EBITDA	**231,712**	**270,726**	**16.8%**
Puerto Vallarta			
Aeronautical services	313,759	348,138	11.0%
Non-aeronautical services	111,229	111,425	0.2%
Improvements to concession assets (IFRIC 12)	20,164	3,436	(83.0%)
Total Revenues	**445,152**	**462,999**	**4.0%**
Operating income	297,098	324,610	9.3%
EBITDA	**332,389**	**362,601**	**9.1%**
Los Cabos			
Aeronautical services	292,960	324,954	10.9%
Non-aeronautical services	169,785	169,757	(0.0%)
Improvements to concession assets (IFRIC 12)	69,921	72,184	3.2%
Total Revenues	**532,666**	**566,894**	**6.4%**
Operating income	320,707	339,811	6.0%
EBITDA	**368,937**	**392,814**	**6.5%**
Montego Bay			
Aeronautical services	380,625	379,313	(0.3%)
Non-aeronautical services	133,991	131,127	(2.1%)
Improvements to concession assets (IFRIC 12)	-	64,299	100.0%
Total Revenues	**514,616**	**574,739**	**11.7%**
Operating income	182,045	190,665	4.7%
EBITDA	**274,416**	**277,482**	**1.1%**

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Exhibit B: Consolidated statement of financial position as of March 31 (in thousands of pesos):

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

Exhibit D: Consolidated statements of profit or loss and other comprehensive income

(in thousands of pesos):

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

As of April 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remaining 25.5% belongs to Vantage. Accordingly, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. In addition, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method. On September 30, 2015, the concession to operate the Santiago airport in Chile expired and those assets were immediately returned to the Chilean government and the new operator.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: April 26, 2018